UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Results of PicoCELA Inc.’s Annual General Meeting of Shareholders

On December 29, 2025, PicoCELA Inc. (the “Company”) held an annual general meeting of shareholders (the “Annual Meeting”) of the Company at Room 604, Business Center Tokyo Station Yaesu Dori, Yaesu-Dori Hata Building, 1-9-8 Hacchobori, Chuo-ku, Tokyo, Japan at 10 a.m., local time. The Annual Meeting was held for the following purposes, as more fully described in the Notice of Convocation previously furnished as an exhibit to the Company’s Form 6-K filed by the Company with the Securities and Exchange Commission on December 12, 2025:

Matters to be Reported:

The business report, financial statements, and financial statement audit reports from the Accounting Auditor and the Audit and Supervisory Committee for the fiscal year from October 1, 2024 through September 30, 2025 were all reported at the Annual Meeting.

Matters to be Resolved:

Proposal 1	Implementation of Reverse Stock Split

Proposal 2	Grant of Restricted Common Shares as Share-Based Compensation for Directors Who Are Not Audit and Supervisory Committee Members

At the Annual Meeting, the shareholders of the Company approved and adopted all proposals as originally proposed.

A total of 18,169,022 votes, representing approximately 50.81% of the votes as of September 30, 2025, the record date for the Annual Meeting, were present in person or by proxy at the Annual Meeting. The results of the votes were as follows:

Proposal	For	Against	Abstain
Proposal 1	17,162,793	180,275	10,014
Proposal 2	13,422,153	3,930,558	371

Following the effectiveness of the reverse stock split on January 26, 2026 pursuant to Proposal 1, the Company will instruct Citibank N.A., its depositary bank, not to change the current ratio of American depositary shares (“ADSs”, each “ADS”) to common shares. Instead, each ADS will continue to represent one underlying common share, but the total number of ADSs outstanding will be reduced proportionately (the “Reverse ADS Split”). Accordingly, the per-ADS market value is expected to increase proportionately, such that the aggregate economic interest of each ADS holder in the Company will remain unchanged. A new CUSIP number will be assigned to the ADSs following the Reverse ADS Split. The reverse stock split and Reverse ADS Split will be implemented in accordance with applicable law, and the Company will take all steps necessary to ensure the proper adjustment of ADSs following the reverse stock split.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: December 31, 2025	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chief Executive Officer and Representative Director